Term sheet

To prospectus dated November 14, 2011,

prospectus supplement dated November 14, 2011,

product supplement no. 4-I dated November 14, 2011 and

underlying supplement no. 1-I dated November 14, 2011

Term Sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated November 13, 2013; Rule 433

$
Capped Buffered Equity Notes Linked to a Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index due May 24, 2016

General

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The notes are designed for investors who seek unleveraged exposure to the appreciation of a weighted basket of two domestic indices, up to a maximum return of at least 25.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Basket Level is less than the Starting Basket Level by more than 15%, be willing to lose up to 85% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing May 24, 2016†.
—	Minimum denominations of $1,000 and integral multiples thereof.
—	The notes are expected to price on or about November 19, 2013 and are expected to settle on or about November 22, 2013.

Key Terms

Basket:	The notes are linked to a weighted basket consisting of the Russell 2000® Index (Bloomberg ticker: RTY) and the S&P 500® Index (Bloomberg ticker: SPX) (each an “Index” and together, the “Indices”).
Component Weights:	The Russell 2000® Weight is 75.00% and the S&P 500® Weight is 25.00% (each a “Component Weight,” and collectively, the “Component Weights”).
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return, subject to the Maximum Return. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Basket Return), subject to the Maximum Return

If the Ending Basket Level is equal to the Starting Basket Level or if the Ending Basket Level is less than the Starting Basket Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 15% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Basket Return + 15%)]
If the Ending Basket Level is less than the Starting Basket Level by more than 15%, you could lose up to 85% of your principal amount at maturity.
Maximum Return:	At least 25.00%. The actual Maximum Return and the actual maximum payment at maturity will be provided in the pricing supplement and will not be less than 25.00% and $1,250 per $1,000 principal amount note, respectively.
Buffer Amount:	15%
Basket Return:	(Ending Basket Level – Starting Basket Level) Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:

On the Observation Date, the Basket Closing Level will be calculated as follows:

100 × [1 + (Russell 2000® Return × Russell 2000® Weight) + (S&P 500® Return × S&P 500® Weight)]

Each of the returns set forth in the formula above refers to the Index Return for the relevant Index, which reflects the performance of the relevant Index, expressed as a percentage, from the Index closing level of that Index on the pricing date to the Index closing level of that Index on the Observation Date.

Original Issue Date (Settlement Date):	On or about November 22, 2013
Observation Date†:	May 19, 2016
Maturity Date†:	May 24, 2016
CUSIP:	48126NE94
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 4-I

Investing in the Capped Buffered Equity Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$ —	$1,000
Total	$	$ —	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)	All sales of the notes will be made to certain fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser. These broker-dealers will forgo any commissions related to these sales. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $987.10 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $980.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November 13, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I, and “Risk Factors” in the accompanying underlying supplement no. 1-I as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 4-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

—	Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return equal to a positive Basket Return, up to the Maximum Return. The Maximum Return will be provided in the pricing supplement and will not be less than 25.00%, and accordingly, the maximum payment at maturity will not be less than $1,250 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Basket Level is not less than the Starting Basket Level by more than 15%. If the Ending Basket Level is less than the Starting Basket Level by more than 15%, for every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose up to 85% of your principal amount at maturity.

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RETURN LINKED TO THE INDICES — The return on the notes is linked to an unequally weighted basket consisting of the Russell 2000® Index and the S&P 500® Index. Because the Russell 2000® Index makes up 75% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend to a greater extent on the performance of the Russell 2000® Index.

The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000ETM Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about both Indices, see “Equity Index Descriptions — The Russell Indices” and “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal

JPMorgan Structured Investments — Capped Buffered Equity Notes Linked to a Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index	TS-1

Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Indices or any of the equity securities included in the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the “Risk Factors” section in the accompanying underlying supplement no. 1-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to loss if the Ending Basket Level is less than the Starting Basket Level by more than 15%. For every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose up to 85% of your principal amount at maturity.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be provided in the pricing supplement and will not be less than 25.00%.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors— Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

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JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate

JPMorgan Structured Investments — Capped Buffered Equity Notes Linked to a Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index	TS-2

debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the projected hedging profits, if any, estimated hedging costs and the level of the Index, including:

—	any actual or potential change in our creditworthiness or credit spreads;
—	customary bid-ask spreads for similarly sized trades;
—	secondary market credit spreads for structured debt issuances;
—	the actual and expected volatility of the Indices;
—	the time to maturity of the notes;
—	the dividend rates on the equity securities included in the Indices;
—	interest and yield rates in the market generally; and
—	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities included in the Indices would have.

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CORRELATION (OR LACK OF CORRELATION) OF THE INDICES — The notes are linked to an unequally weighted Basket composed of Indices. Because the Russell 2000® Index makes up 75% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend to a greater extent on the performance of the Russell 2000® Index. Changes in the value of the Indices may not correlate with each other. At a time when the level of one of the Indices increases, the level of the other Index may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, an increase in the level of one of the Indices may be moderated, or more than offset, by a lesser increase or decline in the level of the other Index. In addition, high correlation of movements in the levels of the Indices during periods of negative returns between the Indices could have an adverse effect on the payment at maturity on the notes. There can be no assurance that the Ending Basket Level will be higher than the Starting Basket Level.

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AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index, one of the components of the Basket, are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of JPMS’s estimated value and the Maximum Return will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value and the Maximum Return.

JPMorgan Structured Investments — Capped Buffered Equity Notes Linked to a Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index	TS-3

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?

The following table, graph and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes a Maximum Return of 25.00%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	25.00%
165.00	65.00%	25.00%
150.00	50.00%	25.00%
140.00	40.00%	25.00%
130.00	30.00%	25.00%
125.00	25.00%	25.00%
120.00	20.00%	20.00%
115.00	15.00%	15.00%
110.00	10.00%	10.00%
105.00	5.00%	5.00%
102.50	2.50%	2.50%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	0.00%
80.00	-20.00%	-5.00%
70.00	-30.00%	-15.00%
60.00	-40.00%	-25.00%
50.00	-50.00%	-35.00%
40.00	-60.00%	-45.00%
30.00	-70.00%	-55.00%
20.00	-80.00%	-65.00%
10.00	-90.00%	-75.00%
0.00	-100.00%	-85.00%

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Basket Returns detailed in the table above (-30% to 30%). Your investment may result in a loss of up to 85% of your principal at maturity.

JPMorgan Structured Investments — Capped Buffered Equity Notes Linked to a Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index	TS-4

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% does not exceed the hypothetical Maximum Return of 25.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% ) = $1,050

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 85.

Although the Basket Return is negative, because the Ending Basket Level of 85 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 130.

Because the Ending Basket Level of 130 is greater than the Starting Basket Level of 100 and the Basket Return of 30% exceeds the hypothetical Maximum Return of 25.00%, the investor receives a payment at maturity of $1,250 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 50.

Because the Ending Basket Level of 50 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15% and the Basket Return is -50%, the investor receives a payment at maturity of $650 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50% + 15%)] = $650

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Capped Buffered Equity Notes Linked to a Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index	TS-5

Historical Information

The following graphs show the historical weekly performance of the Basket as a whole, as well as each Index, from January 4, 2008 through November 8, 2013. The graph of the historical Basket performance assumes the Basket Closing Level on January 4, 2008 was 100 and the Component Weights were as specified on the cover of this term sheet on that date. The Index closing level of the Russell 2000® Index on November 12, 2013 was 1,101.47. The Index closing level of the S&P 500® Index on November 12, 2013 was 1,767.69.

We obtained the various Index closing levels below from Bloomberg Financial Markets, without independent verification. The historical levels of each Index and the historical levels of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of either Index on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of any of your principal in excess of $150 per $1,000 principal amount note, subject to credit risk of JPMorgan Chase & Co.

JPMorgan Structured Investments — Capped Buffered Equity Notes Linked to a Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index	TS-6

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?” and “Hypothetical Examples of Amount Payable at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the Indices” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 4-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

JPMorgan Structured Investments — Capped Buffered Equity Notes Linked to a Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index	TS-7